UTStarcom Holdings Corp.
4th Floor, South Wing
368 Liuhe Road, Binjiang District
Hangzhou 310053
P.R. China
Phone: +86 571 8192 8888
Fax: +86 571 8192 0123
www.utstar.com

September 8, 2023

To: Division of Corporation Finance

Disclosure Review Program

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara and Christopher Dunham

Re: UTStarcom Holdings Corporation

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated August 18, 2023

File No. 001-35216

Dear Mr. McNamara and Mr. Dunham,

The Company has received your letter dated August 25, 2023 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2022 (the “Form 20-F”). The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to September 28, 2023.

If you have any question regarding the responses contained in this letter, please do not hesitate to contact me at +86-18072808282 or dan.xie@utstar.com.

Sincerely,

/s/ Dan Xie
Name: Dan Xie
Title: Chief Financial Officer
UTStarcom Holdings Corp.